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Brian J. Jennings
Senior Vice President and
Chief Financial Officer
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260
Direct: 405/552-7838
Direct Fax: 405/552-8109
September 25, 2006
Via EDGAR and
Facsimile No. 202-772-9368
Attention: James Murphy
Division of Corporation Finance
H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Devon Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 3, 2006 File No. 1-32318
Dear Mr. Schwall:
This letter responds to the staff’s comment letter dated September 11, 2006, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2005, filed March 3, 2006 (File No. 1-32318). Devon’s responses to the staff’s comments are set forth below:
Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2005
International, page 24
SEC Comment
1.	We note your response number 4 from your letter of August 9, 2006 which referenced our phone conversation of July 27, 2006 where we agreed that you would make the proposed changes to the ACG field disclosure in future filings. However, we also note your 8-K filing of August 2, 2006 where the same language on the ACG field was included. Please reconcile for us the understanding we thought we reached on July 27, 2006 with the language concerning the ACG field in this 8-K.
Response
The disclosure in our 2005 10-K that was the subject of the staff’s original comment read as follows:
“In Azerbaijan, we have a 5.6% carried working interest in the Azeri-Chirag-Gunashli, or ACG, oil development project in the Caspian Sea. We estimate that the ACG field contains over five billion barrels of gross proved oil reserves.”

U.S. Securities and Exchange Commission
September 25, 2006

In our response dated June 8, 2006, we proposed that in future filings we would replace this disclosure with the following:
“In Azerbaijan, we have a 5.6% carried working interest in the Azeri-Chirag-Gunashli, or ACG, oil development project in the Caspian Sea. Devon’s net proved reserves in the ACG field at the end of 2005 totaled approximately 85.8 million barrels.”
Our proposal was intended to avoid potential confusion from the original disclosure due to the significant difference between our working interest ownership and our net revenue interest ownership pursuant to the terms of the applicable production sharing contract.
The reference to the ACG field in the August 2, 2006, 8-K that is the subject of comment #1 of your letter of September 11, 2006, read as follows:
“The inaugural shipment of crude oil from the Baku-Tbilisi-Ceyhan pipeline marked an important milestone for the 5.5 billion barrel ACG field in Azerbaijan in June. Devon’s average daily oil production from ACG is expected to increase by approximately 30,000 barrels per day within the next six months.”
The above reference to the ACG field was contained in our press release announcing our second quarter financial and operating results. This press release was then included as an exhibit to the August 2 Form 8-K which was “furnished to,” not “filed with,” the Commission. The words “5.5 billion barrel” are used in the press release only to describe the size of the ACG field, and presents no confusion about Devon’s net reserves as did the earlier referenced disclosure from our 2005 10-K. Accordingly, we did not believe the use of this description in a press release furnished to the Commission was contrary to our intentions stated in our earlier response letters and phone conversations on this subject.
Regardless, if it is the staff’s request that no reference to the gross size of the ACG field be included in any future documents either furnished to, or filed with, the Comission, then we will comply with such request in such future documents. Via an email of September 13, 2006, Devon’s employees who are responsible for preparing our press releases were notified of the staff’s objection to references to ACG’s gross proved reserves.
Please note that much of the confusion surrounding what is, and is not, acceptable to the staff regarding this matter revolves around the fact that the staff specifically allowed our reference to the gross size of the ACG field in our Form S-4 filed on December 19, 2001. In connection with the staff’s review of such registration statement, comment #55 of the staff’s letter to us dated November 19, 2001, stated:
“In our previous comment 158 pertaining to your Form 10-K, we asked you to support statements such as ‘The ACG field is believed to contain over 4 billion barrels of proved reserves, making it one of the largest oil fields in the world.’ It appears you have included this same statement in your Form S-4 (page 26) without any technical support. Supplementally, support this statement to us.”
In our letter dated November 28, 2001, we responded to your above comment as follows:
“Proved reserves at ACG are based on volumetric estimates of the ACG Contract Area which approximate 12 billion barrels of OOIP with approximately 95% of the in-place reserves in the Balakhany and Pereriv. Simulation results performed by the operator, BP, show recovery efficiencies in the range of 45% to 52%, assuming reservoir pressure maintenance. Primary recovery for the ACG Contract Area is expected to be in excess of 4 billion barrels. Additionally, attached as Exhibits 1 and 2 are two tables that show remaining reserves for the largest oil fields in the world. Exhibit 1 contains information compiled by IHS Energy and Exhibit 2 contains information compiled by Wood MacKenzie. The rankings are slightly different because IHS Energy includes Saudi and Iraqi fields and because of some differences in reported numbers. However, by either comparison, ACG is one of the largest fields in the world based on remaining reserves.”

U.S. Securities and Exchange Commission
September 25, 2006

Subsequent to such response, our Registration Statement No. 333-68694 of December 19, 2001, was declared effective by the staff. The specific reference to the ACG field included in the effective registration statement read as follows:
“Devon has a 5.6% interest in the ACG oil field. Ryder Scott and Devon estimate that the ACG field contains over 4 billion barrels of proved reserves, making it one of the largest oil fields in the world.”
Our disclosures regarding the ACG field since 2001 have been made based on our dialogue with the staff at that time.
Devon Press Release of September 5, 2006
SEC Comment
2.	From your recent press release dated September 5, 2006 regarding the Jack well, you indicate that the first production from this un-produced geological interval in the deepwater Gulf of Mexico will be from your Cascade discovery in 2009. As there has only been one test from this interval in the deepwater Gulf, which was from another discovery, please tell us if you plan to book proved reserves prior to any production test or actual production at Cascade. Please tell us the distance from your recent Jack #2 production flow test to the Cascade discovery. We may have further comments.
Response
It is uncertain at this time when Devon will book proved reserves at Cascade. We will make that booking once we are satisfied that the SEC requirements have been met.
The distance from our recent Jack #2 production flow test is approximately 72 miles to the Cascade discovery.
SEC Comment
3.	Please tell us approximately when you anticipate the first booking of proved reserves from the lower Tertiary.
Response
It is uncertain at this time when Devon will make the first booking of proved reserves from the Lower Tertiary. Because we have a non operator ownership position in our four Lower Tertiary discoveries, the timing of well operations and project sanctioning are uncertain. The first proved reserves booking will occur sometime between the sanctioning of one of our discoveries and the establishment of commercial flow rates from the reservoir.
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In connection with the above responses to the staff’s comments, Devon acknowledges that:
•	Devon is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
September 25, 2006

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Devon would appreciate receiving the staff’s further comments or questions with respect to the foregoing as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at 405-552-7838, or to Danny Heatly, Vice President — Accounting, at 405-552-4702.
Very truly yours,
/s/ Brian J. Jennings
Brian J. Jennings
Senior Vice President and
Chief Financial Officer